                                                                Exhibit 99.1

Selected Financial Data

Laclede Gas Company

                                                                             Fiscal Years Ended September 30
(Thousands, Except Per Share Amounts)                  2002               2001            2000             1999            1998
                                                       ----               ----            ----             ----            ----
Summary of Operations
Operating Revenues:
 Utility                                            $  592,097         $  923,242      $  529,250       $  473,031      $  547,229
 Other                                                   2,521             78,867          36,878           18,287          14,614
                                                    ----------         ----------      ----------       ----------      ----------
Total operating revenues                               594,618          1,002,109         566,128          491,318         561,843
                                                    ----------         ----------      ----------       ----------      ----------

Operating Expenses:
Utility:
 Natural and propane gas                               340,045            640,006         294,717          246,294         311,759
 Other operation expenses                              106,027            101,915          86,970           83,661          86,128
 Maintenance                                            17,813             19,262          18,556           19,517          18,665
 Depreciation & amortization                            24,215             26,193          24,672           21,470          25,304
 Taxes, other than income taxes                         48,342             65,062          42,788           41,660          43,773
                                                    ----------         ----------      ----------       ----------      ----------
Total utility operating expenses                       536,442            852,438         467,703          412,602         485,629
Other                                                    2,572             77,346          35,082           17,497          12,894
                                                    ----------         ----------      ----------       ----------      ----------
Total operating expenses                               539,014            929,784         502,785          430,099         498,523
                                                    ----------         ----------      ----------       ----------      ----------
Operating Income                                        55,604             72,325          63,343           61,219          63,320

Allowance for Funds Used
 During Construction                                      (149)               749             397              739             609
Other Income and Income
 Deductions - Net                                          699                668             338             (942)            674
                                                    ----------         ----------      ----------       ----------      ----------
Income Before Interest
 and Income Taxes                                       56,154             73,742          64,078           61,016          64,603
                                                    ----------         ----------      ----------       ----------      ----------
Interest Charges:
 Interest on long-term debt                             20,820             18,372          15,164           13,966          14,797
 Other interest charges                                  4,285             10,067           8,844            6,627           6,473
                                                    ----------         ----------      ----------       ----------      ----------
    Total interest charges                              25,105             28,439          24,008           20,593          21,270
                                                    ----------         ----------      ----------       ----------      ----------
Income Before Income Taxes                              31,049             45,303          40,070           40,423          43,333
Income Taxes                                            10,720             14,831          14,105           14,361          15,441
                                                    ----------         ----------      ----------       ----------      ----------
Net Income                                              20,329             30,472          25,965           26,062          27,892
Dividends on Redeemable Preferred
 Stock                                                      68                 87              93               97              97
                                                    ----------         ----------      ----------       ----------      ----------
Earnings Applicable to Common Stock                 $   20,261         $   30,385      $   25,872       $   25,965      $   27,795
                                                    ==========         ==========      ==========       ==========      ==========

Selected Financial Data (continued)

Laclede Gas Company
                                                                            Fiscal Years Ended September 30
(Thousands, Except Per Share Amounts)                   2002              2001           2000            1999            1998
                                                        ----              ----           ----            ----            ----
Dividends Declared-
 Common Stock                                         $  25,311        $  25,296      $  25,297        $  24,459      $  23,229

Utility Plant
 Gross Plant-End of Period                            $ 988,747        $ 949,775      $ 915,998        $ 872,527      $ 833,685
 Net Plant-End of Period                                594,376          569,640        545,715          517,635        490,585
 Construction Expenditures                               48,765           46,952         51,635           48,698         47,254
 Property Retirements                                     9,769           13,141          6,663            8,190          6,205
Total Assets                                          $ 985,821        $ 975,910      $ 931,740        $ 837,664      $ 777,291

Capitalization-
 End of Period
 Common Stock and Paid-In
   Capital                                            $  82,579        $ 106,590      $ 106,579        $ 106,570      $  82,460
 Retained Earnings                                      180,719          205,512        200,423          199,848        198,342
 Accumulated Other
   Comprehensive Income (Loss)                             (339)               -              -              (77)             -
 Treasury Stock                                               -          (24,017)       (24,017)         (24,017)       (24,017)
                                                     ----------       ----------     ----------       ----------     ----------
       Common stock equity                              262,959          288,085        282,985          282,324        256,785
 Redeemable Preferred Stock                               1,266            1,588          1,763            1,923          1,960
 Long-Term Debt                                         259,545          284,459        234,408          204,323        179,238
                                                     ----------       ----------     ----------       ----------     ----------
      Total capitalization                            $ 523,770        $ 574,132      $ 519,156        $ 488,570      $ 437,983
                                                     ==========       ==========     ==========       ==========     ==========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LACLEDE GAS COMPANY

INTRODUCTION

This management's discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility) and its subsidiaries, under the corporate organizational structure that was in place during the three fiscal years ended September 30, 2002. It includes management's view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year, and their effects on overall financial condition and liquidity. Effective October 1, 2001, the corporation reorganized, such that Laclede Gas and its subsidiaries became separate subsidiaries of The Laclede Group, Inc. (Laclede Group), an exempt holding company under the Public Utility Holding Company Act of 1935. The Consolidated Financial Statements included in this report present the consolidated financial position, results of operation and cash flows of Laclede Gas, as well as the consolidated financial position, results of operation and cash flows of Laclede Gas' former subsidiaries prior to the October 1, 2001 restructuring. Note 2 to the Consolidated Financial Statements discusses the new holding company structure.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as "may," "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek," and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

o    weather conditions and catastrophic events;
o    economic, competitive, political and regulatory conditions;
o legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
     o   allowed rates of return
     o   incentive regulation
     o   industry and rate structures
     o   purchased gas adjustment provisions
     o   franchise renewals
     o   environmental or safety matters
     o   taxes
     o   accounting standards;
o    the results of litigation;
o retention, ability to attract, ability to collect from and conservation efforts of customers;
o capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply; and
o    employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Consolidated Financial Statements and the combined notes thereto.


RESULTS OF OPERATIONS

Earnings

Laclede Gas' earnings are generated by the sale of heating energy, which historically have been heavily influenced by the weather. Earnings applicable to common stock for fiscal 2002 was $20.3 million, compared with $30.4 million for fiscal 2001, and $25.9 million for fiscal 2000. Temperatures in the Laclede Gas service area during fiscal 2002, the fifth warmest on record, were 15% warmer than normal and 22% warmer than fiscal 2001. Temperatures during fiscal 2001 were 10% colder than normal and 30% colder than in fiscal 2000--which was the third warmest over the last 100 years. The $10.1 million decrease in earnings in fiscal 2002 (from 2001) was primarily attributable to the adverse impact of (1) lower gas sales arising from temperatures in the Utility's service area that were significantly warmer than last year; and, (2) the Missouri Public Service Commission's decision not to extend the Utility's Gas Supply Incentive Plan (GSIP) beyond September 30, 2001. The GSIP produced significant benefits for customers and shareholders during the past five years during which the program was in effect. These factors were partially offset by (1) the benefit of the general rate increase effective on December 1, 2001; (2) nearly $4.9 million of pre-tax income from the Utility's Price Stabilization Program (PSP) recorded this year; and (3) higher income from off-system sales and capacity release revenues. The PSP is discussed further in the Regulatory Matters section below.

As a result of the colder weather experienced during fiscal 2001 (compared with fiscal 2000), consolidated earnings, at $30.4 million, were up 17% over fiscal 2000 earnings of $25.9 million. The $4.5 million increase in fiscal 2001 earnings versus fiscal 2000 was primarily due to the benefit of the colder weather experienced during 2001. This benefit was partially offset by higher expenses resulting from high wholesale natural gas prices during fiscal 2001. These included a higher provision for uncollectible accounts and higher carrying costs reflecting the interest and other costs incurred by Laclede Gas from the date it purchased gas in the wholesale market to the time it received payment from its customers. Laclede Gas does not benefit from higher wholesale natural gas prices, which are set in a competitive national market, but passes its actual purchased gas costs through to customers. In addition to the increased costs related to the high wholesale gas prices, fiscal 2001 expenses were higher, when compared with fiscal 2000, due to higher pension costs, expenses related to the formation of the holding company, and other increased costs of doing business.

Operating Revenues

Operating revenues for fiscal year 2002 decreased $331.1 million, or 35.9%, below fiscal 2001, reflecting both the return to a more traditional level of wholesale gas prices and a weather-related reduction in natural gas sales. Wholesale natural gas prices are passed on to Utility customers, subject to prudence review, under the Purchased Gas Adjustment (PGA) Clause. The decrease in operating revenues was primarily comprised of lower wholesale natural gas costs of $228.2 million and lower natural gas sales levels and other variations of $125.3 million. These factors were slightly offset by the benefit of the Utility's general rate increase, implemented December 1, 2001, amounting to $9.2 million, and higher off-system sales, capacity release and incentive revenues of $13.2 million.

Fiscal 2001 operating revenues increased $394.0 million, or 74.4%, above fiscal 2000 primarily due to higher wholesale gas costs of $317.3 million (reflecting an unprecedented rise in market prices during the fiscal 2001 winter), higher gas sales volumes and other variations amounting to $83.0 million, and the remaining effect of the Laclede Gas 1999 general rate increase of $3.6 million. These factors were slightly offset by lower off-system sales and incentive revenues of $9.9 million.

Other operating revenues decreased $76.3 million reflecting exclusion of subsidiary revenues in the presentation of this year's amounts subsequent to the October 1, 2001 restructuring. Fiscal 2001 other operating revenues increased $42.0 million above fiscal 2000 primarily due to higher gas marketing sales by Laclede Energy Resources, Inc.

Total therms sold and transported in 2002 were 1.06 billion compared with
1.12 billion in 2001 and 1.04 billion in 2000.

Operating Expenses

Operating expenses in fiscal 2002 decreased $316.0 million, or 37.1%, from fiscal 2001. Natural and propane gas expense decreased $300.0 million primarily due to decreased rates charged by suppliers and lower volumes purchased for sendout due to the warmer weather, partially offset by higher off-system gas expense. Other operation and maintenance expenses increased $2.7 million, or 2.2%, primarily due to higher group insurance charges, higher wage rates, increased insurance premiums, lower net pension credits, and costs to remove retired utility plant. These factors were partially offset by a lower provision for uncollectible accounts and reduced distribution and maintenance charges. Depreciation and amortization expense decreased $2.0 million primarily due to the effect of lower depreciation rates instituted December 1, 2001 and negative amortization of a portion of the depreciation reserve effective July 1, 2002, as authorized by the MoPSC (see Note 1 related to Utility Plant, Depreciation and Amortization). These effects were partially offset by increased depreciable property. Taxes, other than income, decreased $16.7 million, or 25.7%, primarily due to lower gross receipts taxes, reflecting the decreased revenues.

Operating expenses in fiscal 2001 increased $384.7 million, or 82.3%, from fiscal 2000. Natural and propane gas expense increased $345.3 million in fiscal 2001 from fiscal 2000 primarily due to nationwide increases in natural gas rates charged by our suppliers and higher volumes purchased for sendout arising from the colder weather, the effects of which were slightly offset by lower off-system sales gas expense. Other operation and maintenance expenses in 2001 increased $15.7 million, or 14.8%, over 2000 primarily due to increased net pension costs, a higher provision for uncollectible accounts, increased distribution and maintenance costs, higher wage rates, and other increases in the costs of doing business. Depreciation and amortization expense in 2001 increased $1.5 million, or 6.2%, primarily due to additional depreciable property. Taxes, other than income taxes, increased $22.3 million in 2001 compared with 2000. The increase was principally attributable to higher gross receipts taxes, reflecting increased gas sales revenues.

Other operating expenses decreased $74.8 million reflecting exclusion of subsidiary expenses in the presentation of this year's amounts subsequent to the October 1, 2001 restructuring. Other operating expenses in fiscal 2001 increased $42.3 million above fiscal 2000 primarily due to higher gas expenses associated with gas marketing sales by Laclede Energy Resources, Inc.

Other Income and Income Deductions - Net

Other income and income deductions - net decreased $.9 million in fiscal 2002 (compared with fiscal 2001), and increased $.7 million in fiscal 2001 (compared with fiscal 2000). The variations for both periods primarily reflect higher interest income recorded in fiscal 2001, partially offset by expenses related to the holding company formation and strategic planning initiatives also recorded in that same year.

Interest Charges

Interest expense decreased $3.3 million, or 11.7%, in fiscal 2002 (compared with fiscal 2001) primarily due to decreased short-term interest expense (reflecting lower rates and reduced average borrowings), partially offset by higher interest on long-term debt resulting from the issuance of $50 million of 6 5/8% first mortgage bonds in June 2001.

Interest expense increased $4.4 million, or 18.5%, in fiscal 2001 (compared with fiscal 2000) primarily due to the issuance of $30 million of 7.90% first mortgage bonds in September 2000, the issuance of $50 million of 6 5/8% first mortgage bonds in June 2001, and increased short-term interest expense (reflecting the net effect of higher average borrowings and lower rates).

Income Taxes

The variations in income taxes for all periods reported are primarily due to changes in pre-tax income.

Labor Agreement

On July 30, 2000, Laclede Gas and Union representatives reached a new four-year labor agreement replacing the prior agreement that was to expire July 31, 2000. The new contract extends through July 31, 2004. The settlement resulted in wage increases of 2.75% in all four years, along with lump-sum payment provisions and other benefit improvements.


CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).


REGULATORY MATTERS

At the state level, there have been several important developments during the fiscal year affecting Laclede Gas, some of which are still pending.

On January 25, 2002, Laclede filed a request with the Missouri Public Service Commission (MoPSC or Commission) for a general rate increase of $36.1 million annually to recover costs related to the operation of its gas distribution system. As part of this rate increase filing, the Utility proposed a weather mitigation plan that would protect its customers from weather-related fluctuations in their bills and help stabilize its annual revenues in that regard. On October 3, 2002, the Commission approved a settlement reached among the parties to the case. The terms of the settlement include (1) an annual rate increase of $14 million effective on November 9, 2002; (2) a moratorium on additional rate filings until March 1, 2004; and (3) an innovative rate design that is expected to provide the Utility with the ability to recover its distribution costs, which are essentially fixed, in a manner that is significantly less sensitive to weather. The settlement also provided for, among other things, changes

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

resulting in negative amortization of the depreciation reserve of $3.4 million annually effective from July 1, 2002 until the Utility's next rate case proceeding, minor changes in depreciation rates effective January 1, 2003, and changes in the regulatory treatment of pension costs primarily designed to stabilize such costs, effective during fiscal 2003. Also approved was an incentive program beginning in fiscal 2003 under which the Utility may achieve, under specific conditions, income related to management of its gas supply commodity costs.

On March 8, 2002, Laclede Gas filed an application requesting that the MoPSC issue an Accounting Authority Order (AAO) that would allow Laclede Gas to defer for future recovery consideration unrecovered costs due solely to the negative impact of the extraordinarily warm weather experienced in the Utility's service area during the winter of 2001-2002. Laclede Gas has filed to withdraw its application in conjunction with the 2002 rate case settlement.

On May 18, 2001, Laclede Gas filed a request with the Missouri Public Service Commission for a general rate increase of $39.8 million annually to recover costs related to the operation of its distribution system. This filing culminated in a settlement among the parties to the case, which was approved by the Commission on November 29, 2001. The settlement provided Laclede Gas an annual increase of about $12 million effective December 1, 2001. Additionally, effective on December 1, 2001 Laclede Gas was permitted to charge customers $36 to cover the cost of initiating service at a particular address. This new charge was anticipated to generate additional revenue of approximately $3 million annually. The settlement also provided for the continued deferral of certain costs related to the Laclede Gas pipe replacement program as well as recovery of costs previously deferred under that program. The cost of removing retired utility plant is treated as an expense pursuant to this settlement, rather than being included in depreciation rates. However, Laclede Gas will continue to pursue a reversal of the Commission's treatment of depreciation rates in the courts as discussed in greater detail below. As part of the settlement, Laclede Gas agreed to implement the terms of a rulemaking promulgated by the Commission on November 8, 2001 that relaxed the requirements for the fiscal 2002 heating season for reinstatement of certain customers who had been disconnected for nonpayment. The settlement provides for a recovery mechanism under which Laclede Gas will be reimbursed for any incremental costs associated with the new rule. Finally, under the terms of the agreement, Laclede Gas continues to be permitted to retain all income resulting from sales made outside its traditional service area, and is permitted to retain all income from releases of available pipeline capacity.

Laclede Gas previously appealed the MoPSC's decision in its 1999 rate case relative to the calculation of its depreciation rates. The Circuit Court remanded the decision to the MoPSC based on inadequate findings of fact. The MoPSC upheld its previous order and Laclede Gas appealed this second order to the Circuit Court. On April 29, 2002, the Court ruled that the MoPSC's second order was lawful and reasonable. On June 7, 2002, Laclede Gas appealed the Circuit Court's decision to the Missouri Western District Court of Appeals. All briefs to the Court of Appeals have been submitted and oral arguments have been scheduled for December 2002.

Under the GSIP of Laclede Gas, the Utility shared with its customers certain gains and losses related to the acquisition and management of its gas supply assets. In fiscal 2001, the GSIP contributed $.29 per share to consolidated earnings. The provisions of the GSIP extended through September 30, 2001. In September 2001, the MoPSC ruled that the GSIP should be allowed to expire. On February 19, 2002, the MoPSC denied Laclede Gas' application for rehearing. Laclede Gas filed a petition for judicial review of the MoPSC's decision with the Cole County Circuit Court, together with a motion requesting that the MoPSC's decision be stayed. The request for stay was denied on May 13, 2002. The petition for judicial review is still pending. However, pursuant to the 2001 rate case settlement approved by the MoPSC in November 2001, and consistent with the 2002 rate case settlement, the MoPSC authorized Laclede Gas to retain all income from releases of pipeline capacity effective December 1, 2001, which previously was shared with customers under the GSIP. Laclede Gas continues to retain all income resulting from sales outside of its traditional service area, as previously authorized by the MoPSC. However, Laclede Gas was not able to retain any of the savings it obtains relative to gas supply costs or any savings it obtains from pipeline discounts. Income related to releases of available pipeline capacity and sales made outside its traditional service area are volatile in nature and subject to market conditions. See Note 4 for more information on the GSIP.

The Price Stabilization Program (PSP) authorized Laclede Gas to purchase certain financial instruments in an effort to hedge against significant increases in the cost of natural gas. The cost of such financial instruments, however, like the cost of natural gas itself, increased significantly during fiscal 2001. As a result, the MoPSC granted the request of Laclede Gas to reduce the amount of natural gas purchases required to be covered by such financial instruments for that heating season. In February 2001, the MoPSC approved modifications to the PSP, including a provision that $4 million in supplemental funding be added to the PSP for the purchase of financial instruments for the fiscal 2002 heating season. Concurrently, Laclede Gas relinquished a claim on $4 million arising from gains realized from the purchase and sale of such instruments during the fiscal 2001 heating season and offered to utilize a similar amount to provide for future funding for such instruments in the event the program was allowed to continue. The MoPSC also approved modifications to the PSP to reduce the fiscal 2002 percentage of gas requirements to be covered by the PSP. The PSP was allowed to expire at the end of the fiscal 2002 heating season, at which time the Utility recorded nearly $4.9 million of pre-tax income produced through the program.

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On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow the approximately $4.9 million of pre-tax income achieved under the PSP. Laclede Gas believes that Staff's position lacks merit and continues to vigorously oppose the adjustment in a proceeding before the MoPSC, the hearing for which is currently scheduled to occur in February 2003. Regulatory proceeding results are uncertain, and to the extent that a final Commission decision sustains Staff's recommended disallowance, the outcome of the proceeding could have a material effect on the future financial position and results of operations of Laclede Gas. Missouri statutes provide an opportunity for court review of Commission decisions.

The PGA clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. The Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. Previously, the Commission allowed two scheduled PGA filings each year, one for the summer months and another for the winter period, plus one unscheduled winter filing if certain conditions were met. The significant fluctuations in natural gas prices during fiscal 2001 necessitated additional unscheduled filings, which were approved by the MoPSC, to better match customer billings with market natural gas prices. In February 2002, the MoPSC approved Laclede Gas' proposal to revise its PGA clause to adjust the gas cost component of its rates more frequently to recover its costs. The new approved tariffs allow scheduled gas cost adjustments in November, January, March and June, thereby enabling Laclede Gas to more closely recover its costs of gas, especially during the high-volume winter months. As part of the same ruling, the MoPSC clarified that costs, cost reductions and carrying costs associated with the Utility's use of natural gas financial instruments (except as provided previously under the PSP) are gas costs recoverable through the PGA mechanism.

On March 15, 2002, the Staff of the MoPSC recommended in a proceeding to review Laclede Gas' gas costs for fiscal 2000 to disallow the recovery of approximately $2.6 million in gas costs. The alleged grounds were that Laclede Gas had slightly more transportation capacity than necessary to serve its customers. The Utility demonstrated to the Staff the appropriateness of the then-current level of transportation capacity. On May 9, 2002, the Staff revised its recommendation to withdraw the $2.6 million proposed disallowance.

On May 31, 2002, the Staff of the Commission filed a Motion to Investigate Laclede Gas Company's alleged transfer of its gas supply function to Laclede Energy Services, Inc. (LES), a subsidiary of Laclede Group, and such action's ramifications, including whether such alleged transfer required Commission approval or was otherwise lawful. On June 10, 2002 Laclede Gas responded, pointing out that it had not transferred its gas supply functions to LES but had instead delegated six employees to LES with responsibility for performing various gas supply administrative duties, many of which had been performed in prior years by an outside party. Laclede Gas remains primarily responsible for the gas supply function. Laclede Gas urged the Commission to deny Staff's Motion on this and other grounds. The Commission concluded that a case should be established to investigate the issues raised by the Staff. The Commission also ordered the Staff to file a status report regarding progress of the investigation and Laclede Gas to file any responses to the Staff's status report. Laclede Gas believes its actions comply with applicable law and intends to vigorously defend its position. The outcome of any regulatory proceeding is uncertain. However, Laclede Gas does not believe that the eventual outcome of the case will have a material effect on the financial results of Laclede Gas.

On July 29, 2002, Laclede Gas filed a proposed Catch-Up/Keep-Up Program with the MoPSC that would permit the Company to use a portion of the savings from its negotiated pipeline discounts to fund a low-income energy assistance program. Pursuant to, and among revisions to the Program filed by the Utility on September 23, 2002, the amount of discount savings that could be used for this purpose would be limited to $6 million per year. In response to certain objections filed by the MoPSC Staff and Missouri Office of the Public Counsel, the Commission has suspended the tariffs implementing the Program and scheduled a prehearing conference that occurred on October 23, 2002. Evidentiary hearings are scheduled for early December, 2002.


ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which requires all business combinations in the scope of this Statement to be accounted for using the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses how acquired goodwill and other intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon acquisition and after they have been initially recognized in the financial statements. The provisions of this Statement are required to be applied at the beginning of fiscal 2003. The adoption of SFAS Nos. 141 and 142 did not have a material effect on the financial position and results of operations of Laclede Gas.

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for fiscal 2003. The provisions of the Statement provide for rate-regulated entities that meet the criteria for application of SFAS No. 71, such as Laclede Gas, to recognize regulatory assets or liabilities for differences in the timing of recognition of the period costs associated with asset retirement obligations for financial reporting pursuant to this Statement and rate-making purposes. The effect of the adoption of this Statement on October 1, 2002 did not have a material effect on the financial position and results of operations of Laclede Gas.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to consolidate accounting guidance on various issues related to this matter. This Statement is effective for fiscal 2003. Adoption of this Statement is not expected to have a material effect on the financial position and results of operations of Laclede Gas.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the financial position or results of operations of Laclede Gas.

In October 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-3, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus rescinded EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus precludes mark-to-market accounting for all energy trading contracts not within the scope of SFAS No. 133, "Accounting for Derivative and Hedging Activities." The consensus to rescind EITF 98-10 is applicable for fiscal periods beginning after December 15, 2002, except that energy trading contracts not within the scope of SFAS No. 133 purchased after October 25, 2002, but prior to the implementation of the consensus, are not permitted to apply mark-to-market accounting. The EITF also reached a consensus that gains and losses on derivative instruments within the scope of SFAS No. 133 should be shown net in the income statement if the derivative instruments are purchased for trading purposes. Application of these consensuses is not expected to have a material effect on the financial position or results of operations of Laclede Gas.


INFLATION

The accompanying consolidated financial statements reflect the historical costs of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital-intensive nature of the business of Laclede Gas, the most significant impact of inflation is on the depreciation of utility plant. Rate regulation, to which Laclede Gas is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. While no plans exist to undertake replacements of plant in service other than normal replacements and those under existing replacement programs, Laclede Gas believes that any higher costs experienced upon replacement of existing facilities would be recovered through the normal regulatory process.


CREDIT RATINGS

As of September 30, 2002, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility                       S&P         Moody's    Fitch
-------------------------------------------------------------------
Laclede Gas First Mortgage Bonds        A+           A3         A+
Laclede Gas Commercial Paper           A-1          P-2


On April 24, 2002, Standard & Poor's (S&P) downgraded the rating for Laclede Gas' First Mortgage Bonds from AA- to A+, and also downgraded the commercial paper rating from A-1+ to A-1. S&P cited bondholder protection parameters that have eroded due to several successive warmer-than-normal winters and increasing debt leverage as reasons for the downgrade. S&P ratings outlook is currently stable.

Moody's Investors Service (Moody's) downgraded Laclede Gas' First Mortgage Bonds from Aa3 to A1 on May 2, 2002. Moody's cited concerns regarding Laclede's weakened credit measures due to increased earnings pressure and near-term regulatory risk. On August 6, 2002, Moody's announced additional downgrades, as the Laclede Gas' First Mortgage Bonds were lowered from A1 to A3 and its commercial paper rating was lowered from P-1 to P-2. The outlook indication from Moody's is now stable. Moody's cited Laclede Gas' declining debt protection measures and the continuing sensitivity of its earnings and cash flow to weather fluctuations in the absence of regulatory relief for warmer-than-normal winters, as well as other pending regulatory matters. Moody's indicated that it would review the potential impact of pending regulatory decisions as they occur.

Ratings from Fitch Ratings remained unchanged from the past year. However, on October 8, 2002, Fitch Ratings revised the rating outlook from stable to negative, citing recent deterioration in consolidated credit measures.

Despite these recent downgrades, the Company's ratings remain investment grade, and the Company believes that it will have adequate access to the markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.


LIQUIDITY AND CAPITAL RESOURCES

Cash flow from the operations of Laclede Gas, net of dividend payments, has generally provided the principal liquidity to meet operating requirements and to fund the majority of its construction program. Any remaining funding requirements for construction or other needs have been provided by long-term and short-term financing. The issuance of long-term financing is dependent on management's evaluation of need, financial market conditions, and other factors. Short-term financing is used to meet seasonal cash requirements and/or to defer long-term financing until market conditions are favorable.

Short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks.

During the fiscal year 2002 heating season, Laclede Gas had lines of credit in place of up to $170 million. Laclede Gas sold commercial paper aggregating to a maximum of $139.7 million at any one time during the fiscal year, but did not borrow from the banks under the aforementioned agreements. At this writing, Laclede Gas has aggregate lines of credit totaling $230 million. Short-term commercial paper borrowings outstanding at September 30, 2002 were $118.9 million at a weighted average interest rate of 1.9%. Based on short-term borrowings at September 30, 2002, a change in interest rates of 100 basis points would increase or decrease pre-tax earnings and cash flows by approximately $1.2 million on an annual basis.

Most of Laclede Gas' lines of credit include a covenant limiting total debt, including short-term debt, to no more than 70% of total capitalization. On September 30, 2002, total debt was 60% of total capitalization.

On June 26, 2001, Laclede Gas issued $50 million of first mortgage bonds with an interest rate of 6 5/8% at an overall cost of 6.968%. The bonds were dated June 15, 2001 and mature June 15, 2016. The proceeds were used to repay short-term debt. The bonds were rated AAA by Standard & Poor's and Fitch Ratings and Aaa by Moody's in consideration of insurance issued by Ambac Assurance covering the timely payment of the principal of, and interest on, the bonds. These ratings apply only to these insured bonds, and not to the other outstanding uninsured bonds of Laclede Gas. These bonds were issued under Laclede Gas' shelf registration statement on Form S-3 and MoPSC authorization obtained in 2000. Of the $350 million of securities originally registered under this S-3, $270 million of debt securities remained registered and unissued as of September 30, 2002. The amount, timing and type of securities remaining to be issued under the shelf registration will depend on cash requirements and market conditions.

At September 30, 2002, Laclede Gas had fixed-rate long-term debt, including current portion, totaling $285 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Construction expenditures were $48.8 million in fiscal 2002 compared with $47.0 million in fiscal 2001 and $51.6 million in fiscal 2000. Laclede Gas expects fiscal 2003 utility construction expenditures to approximate $53 million.

Consolidated capitalization at September 30, 2002 consisted of 50.2% common stock equity, .2% preferred stock and 49.6% long-term debt.

The ratio of earnings to fixed charges was 2.2 for 2002, 2.6 for 2001 and
2.6 for 2000.

It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.


MARKET RISK

The management of Laclede Gas has adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas financial instruments (except as provided for previously under the PSP) are allowed to be passed on to the Utility's customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any earnings impact as a result of the use of these financial instruments. At September 30, 2002, the Utility held approximately 15 million MmBtu of futures contracts at an average price of $3.83 per MmBtu. Additionally, approximately

12 million MmBtu of price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through March 2003.


ENVIRONMENTAL MATTERS

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. As these laws, regulations, and their interpretation evolve, however, additional costs may be incurred.

With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain actions and those actions are nearing completion. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.3 million. As of September 30, 2002, Laclede Gas has paid or reserved for these actions. If regulators require additional actions, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in and is presently owned by the City of St. Louis, Missouri. The City of St. Louis has separately authorized a developer to prepare both a Remedial Action Plan (RAP), for submission to the VCP, and a site development plan. Laclede Gas is presently meeting with the developer to determine what role, if any, it might play in these efforts. Laclede Gas continues to evaluate other options as well, including, but not limited to, the submission of its own RAP to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $629,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is included in Laclede Gas' rates.

Laclede Gas has been advised that a third former manufactured gas plant site previously operated but no longer owned by Laclede Gas may contain gas plant waste that may require remediation. Laclede Gas is working to determine the nature and extent of such waste, if any, and its responsibility, if any, for any remediation costs.

While the scope of costs relative to the Shrewsbury site will not be significant, the scope of costs relative to the other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, since the scope of costs are unknown and they may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.

Independent Auditors' Report

To the Board of Directors and Shareholders of Laclede Gas Company:

We have audited the consolidated balance sheets and statements of consolidated capitalization of Laclede Gas Company and its subsidiaries ("the Company") as of September 30, 2002 and 2001, and the related statements of consolidated income, retained earnings, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2002. Our audits also included the financial statement schedule listed in the Index at
Part IV, Item 15(a) 2. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Laclede Gas Company and its subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




DELOITTE & TOUCHE LLP

St. Louis, Missouri
November 19, 2002

Management Report

Management is responsible for the preparation, presentation and integrity of the consolidated financial statements and other financial information in this report. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based on management's best estimates and judgments. In the opinion of management, the financial statements fairly reflect Laclede Gas' financial position, results of operations and cash flows.

Laclede Gas maintains internal accounting systems and related administrative controls that are designed to provide reasonable assurance, on a cost-effective basis, that transactions are executed in accordance with management's authorization, that consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and that Laclede Gas' assets are properly accounted for and safeguarded. Laclede Gas' Internal Audit Department, which has unrestricted access to all levels of Laclede Gas management, monitors compliance with established controls and procedures.

Deloitte & Touche LLP, Laclede Gas' independent auditors, whose report is contained herein, are responsible for auditing Laclede Gas' financial statements in accordance with auditing standards generally accepted in the United States of America. Such standards include obtaining an understanding of the internal control structure in order to design the audit of the financial statements.

The Audit Committee of the Board of Directors, which consists of five outside directors, meets periodically with management, the internal auditor, and the independent auditors to review the manner in which they are performing their responsibilities. Both the internal auditor and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.



Douglas H. Yaeger
Chairman of the Board,
President and Chief Executive Officer



Barry C. Cooper
Chief Financial Officer

LACLEDE GAS COMPANY
STATEMENTS OF CONSOLIDATED INCOME

(Thousands, Except Per Share Amounts)
------------------------------------                               ----------        ----------        ----------
Years Ended September 30                                              2002              2001              2000
------------------------------------                               ----------        ----------        ----------
Operating Revenues:
 Utility                                                           $  592,097        $  923,242        $  529,250
 Other                                                                  2,521            78,867            36,878
                                                                   ----------        ----------        ----------
      Total operating revenues                                        594,618         1,002,109           566,128
                                                                   ----------        ----------        ----------
Operating Expenses:
 Utility
    Natural and propane gas                                           340,045           640,006           294,717
    Other operation expenses                                          106,027           101,915            86,970
    Maintenance                                                        17,813            19,262            18,556
    Depreciation and amortization                                      24,215            26,193            24,672
    Taxes, other than income taxes                                     48,342            65,062            42,788
                                                                   ----------        ----------        ----------
      Total utility operating expenses                                536,442           852,438           467,703
 Other                                                                  2,572            77,346            35,082
                                                                   ----------        ----------        ----------
      Total operating expenses                                        539,014           929,784           502,785
                                                                   ----------        ----------        ----------
Operating Income                                                       55,604            72,325            63,343

Other Income and Income Deductions-
  Net                                                                     550             1,417               735
                                                                   ----------        ----------        ----------
Income Before Interest and
  Income Taxes                                                         56,154            73,742            64,078
                                                                   ----------        ----------        ----------
Interest Charges:
  Interest on long-term debt                                           20,820            18,372            15,164
  Other interest charges                                                4,285            10,067             8,844
                                                                   ----------        ----------        ----------
    Total interest charges                                             25,105            28,439            24,008
                                                                   ----------        ----------        ----------
Income Before Income Taxes                                             31,049            45,303            40,070
Income Taxes                                                           10,720            14,831            14,105
                                                                   ----------        ----------        ----------
Net Income                                                             20,329            30,472            25,965
Dividends on Redeemable Preferred Stock                                    68                87                93
                                                                   ----------        ----------        ----------
Earnings Applicable to Common Stock                                $   20,261        $   30,385        $   25,872
                                                                   ==========        ==========        ==========


See the accompanying notes to consolidated financial statements.

LACLEDE GAS COMPANY
STATEMENTS OF CONSOLIDATED RETAINED EARNINGS

(Thousands, Except Per Share Amounts)
--------------------------------------                                 ----------        ----------        ----------
Years Ended September 30                                                  2002              2001              2000
--------------------------------------                                 ----------        ----------        ----------

Balance at Beginning of Year                                             $205,512          $200,423          $199,848
Add - Net Income                                                           20,329            30,472            25,965


Deduct -
Cash Dividends Declared:
 Common stock, $1.34 per share in 2002,
   2001 and 2000                                                           25,311            25,296            25,297
 Preferred stock at required annual rates                                      68                87                93
Equity in subsidiaries dividended to Laclede Group                         19,743                 -                 -
                                                                       ----------        ----------        ----------
Balance at End of Year                                                   $180,719          $205,512          $200,423
                                                                       ==========        ==========        ==========



See the accompanying notes to consolidated financial statements.




LACLEDE GAS COMPANY
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME


(Thousands)
-----------------------------------------                              ----------        ----------        ----------
Years Ended September 30                                                  2002              2001              2000
-----------------------------------------                              ----------        ----------        ----------

Net Income                                                                $20,329           $30,472           $25,965
                                                                       ----------        ----------        ----------
Other Comprehensive Income (Loss):
   Minimum pension liability adjustment                                      (553)                -               125
   Income tax expense (benefit)                                              (214)                -                48
                                                                       ----------        ----------        ----------
Other Comprehensive Income (Loss)                                            (339)                -                77
                                                                       ----------        ----------        ----------
Comprehensive Income                                                      $19,990           $30,472           $26,042
                                                                       ==========        ==========        ==========



See the accompanying notes to consolidated financial statements.

LACLEDE GAS COMPANY
CONSOLIDATED BALANCE SHEETS

(Thousands)
-------------------------------------------                                                 -----------         -----------
September 30                                                                                    2002                2001
-------------------------------------------                                                 -----------         -----------
Assets
  Utility Plant                                                                                $988,747            $949,775
    Less - Accumulated depreciation and amortization                                            394,371             380,135
                                                                                            -----------         -----------
                         Net utility plant                                                      594,376             569,640
                                                                                            -----------         -----------
  Other Property and Investments
    (net of accumulated depreciation and amortization,
    2002, $0; and 2001, $4,798)                                                                  27,132              32,893
                                                                                            -----------         -----------
  Current Assets:
    Cash and cash equivalents                                                                     1,317               3,223
    Accounts receivable:
      Gas customers - Billed and unbilled                                                        51,419              74,604
      Other                                                                                      13,839              13,103
      Less - Allowances for doubtful accounts                                                    (3,718)             (9,216)
    Inventories:
      Natural gas stored underground
        at LIFO cost                                                                             77,087              76,661
      Propane gas at FIFO cost                                                                   14,712              14,213
      Materials, supplies and merchandise at
        average cost                                                                              4,326               5,393
    Deferred income taxes                                                                        12,305               8,556
    Prepayments and other                                                                         2,515               3,999
                                                                                            -----------         -----------
                       Total current assets                                                     173,802             190,536
                                                                                            -----------         -----------
  Deferred Charges:
    Prepaid pension cost                                                                        114,313             110,475
    Regulatory assets                                                                            72,484              68,599
    Other                                                                                         3,714               3,767
                                                                                            -----------         -----------
                       Total deferred charges                                                   190,511             182,841
                                                                                            -----------         -----------
                       Total Assets                                                            $985,821            $975,910
                                                                                            ===========         ===========


See the accompanying notes to consolidated financial statements.

LACLEDE GAS COMPANY
CONSOLIDATED BALANCE SHEETS (continued)
(Thousands)
------------------------------------------------------                            -----------         -----------
September 30                                                                          2002                2001
------------------------------------------------------                            -----------         -----------
Capitalization and Liabilities
  Capitalization:
   Common stock equity                                                               $262,959            $288,085
   Redeemable preferred stock                                                           1,266               1,588
   Long-term debt                                                                     259,545             284,459
                                                                                  -----------         -----------
                 Total capitalization                                                 523,770             574,132
                                                                                  -----------         -----------
  Current Liabilities:
   Notes payable                                                                      118,870             117,050
   Accounts payable                                                                    30,838              32,087
   Advance customer billings                                                           24,832              11,679
   Current portion of long-term debt and preferred stock                               25,000                  79
   Wages and compensation accrued                                                      11,794              11,785
   Dividends payable                                                                    6,340               6,400
   Customer deposits                                                                    4,226               4,404
   Interest accrued                                                                     7,820               7,963
   Taxes accrued                                                                        9,495              14,912
   Unamortized purchased gas adjustments                                               22,976               9,026
   Other                                                                                2,417               2,311
                                                                                  -----------         -----------
                 Total current liabilities                                            264,608             217,696
                                                                                  -----------         -----------
  Deferred Credits and Other Liabilities:
   Deferred income taxes                                                              156,924             142,515
   Unamortized investment tax credits                                                   5,629               5,948
   Pension and postretirement benefit costs                                            14,658              15,847
   Other                                                                               20,232              19,772
                                                                                  -----------         -----------
       Total deferred credits and other liabilities                                   197,443             184,082
                                                                                  -----------         -----------
  Commitments and Contingencies (Note 14)

       Total Capitalization and Liabilities                                          $985,821            $975,910
                                                                                  ===========         ===========



See the accompanying notes to consolidated financial statements.

LACLEDE GAS COMPANY
STATEMENTS OF CONSOLIDATED CAPITALIZATION

(Thousands)
------------------------------------------------------                            -----------         -----------
September 30                                                                          2002                2001
------------------------------------------------------                            -----------         -----------
Common Stock Equity:
  Common stock, par value $1 per share and Paid-in Capital:
    Authorized - 2002 and 2001, 50,000,000 shares
    Issued - 2002, 100 shares; and 2001, 20,743,625 shares                           $ 82,579            $106,590
  Retained earnings                                                                   180,719             205,512
Accumulated other comprehensive income (loss)                                            (339)                  -
Treasury stock, at cost - 2002, no shares; and 2001,
    1,865,638 shares                                                                        -             (24,017)
                                                                                  -----------         -----------
                 Total common stock equity                                            262,959             288,085
                                                                                  -----------         -----------

Redeemable Preferred Stock:
  par value $25 per share (1,480,000 shares authorized)
  Issued and outstanding:
    5% Series B - 2002, 44,749 shares; and 2001, 60,755 shares                          1,118               1,440
    4.56% Series C - 2002 and 2001, 5,906 shares                                          148                 148
                                                                                  -----------         -----------
                 Total redeemable preferred stock                                       1,266               1,588
                                                                                  -----------         -----------
Long-Term Debt:
  First mortgage bonds:
    6-1/4% Series, due May 1, 2003                                                          -              25,000
    8-1/2% Series, due November 15, 2004                                               25,000              25,000
    8-5/8% Series, due May 15, 2006                                                    40,000              40,000
    7-1/2% Series, due November 1, 2007                                                40,000              40,000
    6-1/2% Series, due November 15, 2010                                               25,000              25,000
    6-1/2% Series, due October 15, 2012                                                25,000              25,000
    6-5/8% Series, due June 15, 2016                                                   50,000              50,000
    7% Series, due June 1, 2029                                                        25,000              25,000
    7.90% Series, due September 15, 2030                                               30,000              30,000
                                                                                  -----------         -----------
                                 Total                                                260,000             285,000
Unamortized discount, net of premium,
    on long-term debt                                                                    (455)               (541)
                                                                                  -----------         -----------
                 Total long-term debt                                                 259,545             284,459
                                                                                  -----------         -----------
                 Total                                                               $523,770            $574,132
                                                                                  ===========         ===========



Long-term debt and preferred stock amounts are exclusive of current portion.

See the accompanying notes to consolidated financial statements.

LACLEDE GAS COMPANY
STATEMENTS OF CONSOLIDATED CASH FLOWS

(Thousands)
-----------------------------------------                      -----------         -----------        -----------
Years Ended September 30                                           2002               2001                2000
-----------------------------------------                      -----------         -----------        -----------
Operating Activities:
 Net Income                                                       $ 20,329           $ 30,472            $ 25,965
 Adjustments to reconcile net income to
   net cash provided by operating activities:
  Depreciation and amortization                                     25,001             26,425              24,875
  Deferred income taxes and investment
    tax credits                                                      6,374             (3,454)             14,295
  Other - net                                                          832             (1,745)                112
  Changes in assets and liabilities:
   Accounts receivable - net                                        15,191            (23,284)            (13,179)
   Unamortized purchased gas adjustments                            13,950             23,933             (23,863)
   Deferred purchased gas costs                                        185             (3,332)              4,028
   Accounts payable                                                 (1,955)           (13,572)             13,944
   Advance customer billings                                        13,153             (3,611)               (375)
   Taxes accrued                                                    (6,067)             2,868               6,240
   Natural gas stored underground                                     (457)            18,126             (30,675)
   Other assets and liabilities                                    (11,797)           (14,927)            (18,321)
                                                               -----------        -----------         -----------
           Net cash provided by
             operating activities                                   74,739             37,899               3,046
                                                               -----------        -----------         -----------
Investing Activities:
 Construction expenditures                                         (48,765)           (46,952)            (51,635)
 Employee benefit trusts                                            (1,342)            (3,522)               (448)
 Other investments                                                  (2,598)            (2,948)             (2,877)
                                                               -----------        -----------         -----------
           Net cash used in
             investing activities                                  (52,705)           (53,422)            (54,960)
                                                               -----------        -----------         -----------
Financing Activities:
 Issuance of first mortgage bonds                                        -             50,000              30,000
 Issuance of short-term debt - net                                   1,820             (9,950)             42,300
 Dividends paid                                                    (25,365)           (25,383)            (25,387)
 Redemption of preferred stock                                        (395)              (136)               (136)
                                                               -----------        -----------         -----------
           Net cash (used in) provided by
             financing activities                                  (23,940)            14,531              46,777
                                                               -----------        -----------         -----------
Net Decrease in Cash and
  Cash Equivalents                                                  (1,906)              (992)             (5,137)
Cash and Cash Equivalents at
  Beginning of Year                                                  3,223              4,215               9,352
                                                               -----------        -----------         -----------
Cash and Cash Equivalents at End of Year                          $  1,317           $  3,223            $  4,215
                                                               ===========        ===========         ===========
Supplemental Disclosure of Cash Paid
  (Refunded) During the Year for:
 Interest                                                         $ 22,349           $ 26,508            $ 23,631
 Income taxes                                                       11,387             12,462             (6,721)

See the accompanying notes to consolidated financial statements.

LACLEDE GAS COMPANY
SCHEDULE OF INCOME TAXES

(Thousands)
---------------------------------------------                         -----------         -----------        -----------
Years Ended September 30                                                 2002                2001                2000
--------------------------------------------                          -----------         -----------        -----------
Included in Statements of
 Consolidated Income:
    Federal
      Current                                                            $  3,643           $ 15,639            $    202
      Deferred                                                              5,666             (2,778)             11,987
      Investment tax credit
         adjustments - net                                                   (319)              (319)               (319)
    State and local
      Current                                                                 703              2,646                (392)
      Deferred                                                              1,027               (357)              2,627
                                                                      -----------        -----------         -----------
                                  Total                                  $ 10,720           $ 14,831            $ 14,105
                                                                      ===========        ===========         ===========




See the accompanying notes to consolidated financial statements.

LACLEDE GAS COMPANY
SCHEDULE OF INTERIM FINANCIAL INFORMATION
(Unaudited)

(Thousands, Except Per Share Amounts)
----------------------------------                  ----------        ----------       ----------        ----------
THREE MONTHS ENDED                                   DEC. 31           MARCH 31          JUNE 30          SEPT. 30
----------------------------------                  ----------        ----------       ----------        ----------
2002
TOTAL OPERATING REVENUES                             $183,818          $257,398         $ 87,968           $65,434
OPERATING INCOME (LOSS)                                17,579            43,066             (212)           (4,829)
NET INCOME (LOSS)                                       7,880            22,581           (3,379)           (6,753)



----------------------------------                  ----------        ----------       ----------        ----------
Three Months Ended                                   Dec. 31           March 31          June 30          Sept. 30
----------------------------------                  ----------        ----------       ----------        ----------
2001
Total Operating Revenues                             $345,025          $442,742         $122,901           $91,441
Operating Income (Loss)                                35,747            40,972             (750)           (3,644)
Net Income (Loss)                                      18,495            20,685           (3,695)           (5,100)





See the accompanying notes to consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS

LACLEDE GAS COMPANY

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of Laclede Gas Company (Laclede Gas or the Utility) and its subsidiary companies under the corporate organizational structure that was in place during the three years ended September 30, 2002. Effective October 1, 2001, the corporation reorganized such that Laclede Gas and its subsidiaries became separate subsidiaries of The Laclede Group, Inc., an exempt holding company under the Public Utility Holding Company Act of 1935. See Note 2 for a discussion of the holding company structure.
         The Laclede Gas Financial Statements included in this report present the consolidated financial position, results of operations and cash flows of Laclede Gas throughout the reported periods, as well as the consolidated financial position, results of operations and cash flows of Laclede Gas' former subsidiaries prior to restructuring. In conjunction with the October 1, 2001 restructuring, Laclede Gas dividended its equity in its subsidiaries of $19.7 million to Laclede Group. Also as of that same date, Laclede Gas cancelled its treasury stock of $24.0 million.
         All subsidiaries were wholly owned and material intercompany transactions between Laclede Gas and its affiliates that occurred prior to the October 1, 2001 restructuring have been eliminated from the consolidated financial statements of Laclede Gas.
         In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates that occurred after the October 1, 2001 restructuring, as well as intercompany balances remaining on Laclede Gas' balance sheet on September 30, 2002, have not been eliminated from the Laclede Gas consolidated financial statements. These amounts are not disclosed on the face of the Laclede Gas consolidated financial statements, since they are not material.
         Laclede Gas provides administrative and general support to affiliates and has filed consolidated tax returns, which include affiliated company tax obligations. All such costs, which are not material, are billed to the appropriate affiliates and are reflected in accounts receivable on Laclede Gas' Consolidated Balance Sheet. Laclede Gas may also, on occasion, borrow funds from, or lend funds to, affiliated companies. At September 30, 2002, the Laclede Gas Consolidated Balance Sheet reflected a total of $5.2 million of intercompany receivables and $1.1 million intercompany payables.
         NATURE OF OPERATIONS - Laclede Gas is a public utility engaged in the retail distribution of natural gas. Laclede Gas serves an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. As an adjunct to its gas distribution business, Laclede Gas operates underground natural gas storage fields. Laclede Gas has also made investments in some non-utility businesses as part of a diversification program. Most of these activities were conducted through the wholly owned subsidiaries that became subsidiaries of Laclede Group effective with the October 1, 2001 restructuring.
         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United
States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
         SYSTEM OF ACCOUNTS - The accounts of Laclede Gas are maintained in accordance with the uniform system of accounts prescribed by the Missouri Public Service Commission (MoPSC or Commission), which system substantially conforms to that prescribed by the Federal Energy Regulatory Commission.
         UTILITY PLANT, DEPRECIATION AND AMORTIZATION - Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and materials, allocable overheads, and an allowance for funds used during construction. The costs of units of property retired, replaced, or renewed are removed from utility plant and are charged to accumulated depreciation. Maintenance and repairs of property and replacement and renewal of items determined to be less than units of property are charged to maintenance expenses. Effective December 1, 2001, the MoPSC ordered the cost of removing retired utility plant to be recovered as an expense when incurred rather than being included in depreciation rates. Prior to December 1, 2001, the Utility's removal costs, net of salvage, were charged to accumulated depreciation. As ordered by the MoPSC, Laclede Gas instituted lower depreciation rates effective December 1, 2001 and began expensing all removal costs, net of salvage, as incurred. These costs are included in the Other Operation Expenses line on the income statement. Effective July 1, 2002, the MoPSC ordered the negative amortization on a straight-line basis of a portion of the Utility's depreciation reserve, amounting to $3.4 million annually, until implementation of rates in the Utility's next rate case proceeding during which the parties have agreed to review the depreciation issue in light of Statement of Financial Accounting Standard (SFAS) No. 143 implementation.
         Utility plant is depreciated on a straight-line basis at rates based on estimated service lives of the various classes of property. Annual depreciation and amortization in 2002, 2001 and 2000 averaged approximately 2.8%, 2.9% and 2.8%, respectively, of the original cost of depreciable and amortizable property.
         REGULATED OPERATIONS - Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).
         The following regulatory assets and regulatory liabilities were reflected in the Consolidated Balance Sheets as of September 30:

(Thousands)                                                                       2002                    2001
-------------------------------------------                                  --------------          --------------
Regulatory Assets:
Future income taxes due from customers                                              $50,662                 $45,240
Pension and postretirement benefit costs                                              6,167                   6,671
Purchased gas costs                                                                   2,212                   2,396
Compensated absences                                                                  6,390                   6,472
Other                                                                                 7,924                   9,133
                                                                             --------------          --------------
Total Regulatory Assets                                                             $73,355                 $69,912
                                                                             ==============          ==============
Regulatory Liabilities:
Unamortized investment tax credits                                                  $ 5,629                 $ 5,948
Unamortized purchased gas adjustments                                                22,976                   9,026
Other                                                                                   384                     304
                                                                             --------------          --------------
Total Regulatory Liabilities                                                        $28,989                 $15,278
                                                                             ==============          ==============

         As authorized by the MoPSC, Laclede Gas discontinued deferring certain costs for future recovery, as expenses associated with those specific areas were included in approved rates effective December 27, 1999. Previously deferred costs, of $10.5 million and $2.1 million, are being recovered and amortized on a straight-line basis over fifteen-year and ten-year periods, respectively, without return on investment. Approximately $1.9 million and $.6 million has been amortized, respectively, from December 27, 1999 through September 30, 2002. The Commission also authorized previously deferred costs of $2.8 million to be recovered and amortized on a straight-line basis over a ten-year period, without return on investment, effective December 1, 2001. Approximately $230,000 has been amortized through September 30, 2002.
         GAS STORED UNDERGROUND - Inventory of Utility gas in storage is priced on a last-in, first-out (LIFO) basis. The replacement cost of gas stored underground for current use at September 30, 2002 exceeded the LIFO cost by $10.0 million and at September 30, 2001 was less than the LIFO cost by $13.5 million. The inventory carrying value is not adjusted to the lower of cost or market prices because, pursuant to the Laclede Gas Purchased Gas Adjustment (PGA) Clause, actual gas costs are recovered in customer rates.
         REGULATED GAS DISTRIBUTION REVENUES - Laclede Gas records revenues from gas sales and transportation service on the accrual basis which includes estimated amounts for gas delivered, where applicable, but not yet billed.
         PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT - The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. The Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. Previously, the Commission allowed two scheduled PGA filings each year, one for the summer months and another for the winter period, plus one unscheduled winter filing if certain conditions were met. The significant fluctuations in natural gas prices during fiscal 2001 necessitated additional unscheduled filings, which were approved by the MoPSC, to better match customer billings with market natural gas prices. In February 2002, the MoPSC approved Laclede Gas' proposal to revise its PGA clause to adjust the gas cost component of its rates more frequently to recover its costs. The new approved tariffs allow scheduled gas cost adjustments in November, January, March and June, thereby enabling Laclede Gas to more closely recover its costs of gas, especially during the high-volume winter months. As part of the same ruling, the MoPSC clarified that costs, cost reductions and carrying costs associated with the Utility's use of natural gas financial instruments (except as provided previously under the PSP) are gas costs recoverable through the PGA mechanism. In order to better match customer billings with market natural gas prices, Laclede Gas also requested, and received approval, to implement additional special unscheduled PGA filings allowing Laclede Gas to change rates charged to its customers in response to significant fluctuations in market prices during fiscal years 2001 and 2000.
         The provisions of the PGA Clause also included operation of the Gas Supply Incentive Plan (GSIP or Plan), which extended through September 30, 2001. See Note 4 for additional information on the operation of the Plan.
         Operation of the Price Stabilization Program (PSP or Program) was also included in the provisions of the PGA Clause. Under those provisions, the MoPSC authorized Laclede Gas to purchase financial instruments to protect itself and its customers from unusually large winter period gas price increases. The costs of purchasing these instruments and financial gains derived from such activities were passed on to Laclede Gas customers through the operation of its PGA Clause. Laclede Gas had an opportunity to benefit from gains and cost reductions achieved under the Program. During fiscal 2000, Laclede Gas recorded approximately $27,000 of pre-tax income under the provisions of the Program. The cost of financial instruments for the fiscal 2001 heating season, however, like the cost of natural gas itself, increased significantly. As a result, the MoPSC granted a request made by Laclede Gas to reduce the amount of natural gas purchases required to be covered by such financial instruments for that particular heating season. In February 2001, the MoPSC approved modifications to the program for the fiscal 2002 heating season. The modifications allowed a total of $4.0 million in supplemental funding to be added to the program for the purchase of financial instruments for the fiscal 2002 heating season and that the percentage of gas requirements to be covered be reduced. Concurrently, Laclede Gas relinquished a claim on $4.0 million arising from gains realized from purchases and sales of financial instruments made during fiscal 2001 and offered to utilize a similar amount to provide for future funding for such instruments in the event the program was allowed to continue. The PSP was allowed to expire at the end of the fiscal 2002 heating season, at which time, the Utility recorded nearly $4.9 million in pre-tax income produced through the Program. See Note 14 for further discussion of the PSP.
         Pursuant to the provisions of the PGA Clause, the difference between actual costs incurred and costs recovered through the application of the PGA, amounts due to or from customers related to the operation of the GSIP, and amounts related to the PSP are reflected as a deferred charge or credit until fiscal year end. At that time the balance is classified as a current asset or liability and is recovered from or credited to customers over an annual period commencing in November. The balance in the current account is amortized as amounts are reflected in customer billings.
         INCOME TAXES - Laclede Gas has elected, for tax purposes only, various accelerated depreciation provisions of the Internal Revenue Code. In addition, certain other costs are expensed currently for tax purposes while being deferred for book purposes. The provision for current income taxes reflects the tax treatment of these items. Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, will be reflected by entries to regulatory asset or liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies.
         Laclede Gas' investment tax credits utilized prior to 1986 have been deferred and are being amortized in accordance with regulatory treatment over the useful life of the related property.
         CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value.
         NEW ACCOUNTING STANDARDS - In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," which requires all business combinations in the scope of this Statement to be accounted for using the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The FASB also issued SFAS No.142, "Goodwill and Other Intangible Assets," which addresses how acquired goodwill and other intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon acquisition and after they have been initially recognized in the financial statements. The provisions of this Statement are required to be applied at the beginning of fiscal 2003. The adoption of SFAS Nos.141 and 142 did not have a material effect on the financial position and results of operations of Laclede Gas.
         The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for fiscal 2003. The provisions of the statement provide for rate-regulated entities that meet the criteria for application of SFAS No. 71, such as Laclede Gas, to recognize regulatory assets or liabilities for differences in the timing of recognition of the period costs associated with asset retirement obligations for financial reporting pursuant to this Statement and rate-making purposes. The effect of the adoption of this Statement on October 1, 2002 did not have a material effect on the financial position and results of operations of Laclede Gas.
         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to consolidate accounting guidance on various issues related to this matter. This statement is effective for fiscal 2003. Adoption of this Statement is not expected to have a material effect on the financial position and results of operations of Laclede Gas.
         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the financial position or results of operations of Laclede Gas.
         In October 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-3, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus rescinded EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus precludes mark-to-market accounting for all energy trading contracts not within the scope of SFAS No. 133, "Accounting for Derivative and Hedging Activities." The consensus to rescind EITF 98-10 is applicable for fiscal periods beginning after December 15, 2002, except that energy trading contracts not within the scope of SFAS No. 133 purchased after October 25, 2002, but prior to the implementation of the consensus, are not permitted to apply mark-to-market accounting. The EITF also reached a consensus that gains and losses on derivative instruments within the scope of SFAS No. 133 should be shown net in the income statement if the derivative instruments are purchased for trading purposes. Application of these consensuses is not expected to have a material effect on the financial position or results of operations of Laclede Gas.
         RECLASSIFICATION - Certain prior-period amounts have been reclassified to conform to current-period presentation.

2.    CORPORATE RESTRUCTURING

         Effective October 1, 2001, Laclede Gas and its subsidiaries became subsidiaries of Laclede Group, an exempt holding company under the Public Utility Holding Company Act of 1935. Under the new structure, Laclede Gas and its former subsidiaries operate as separate subsidiaries of Laclede Group. The following charts illustrate the major organizational changes resulting from this restructuring.

                                             Organization Structure
                                            Prior to October 1, 2001

                                               -------------------
                                               Laclede Gas Company
                                               -------------------
                                                       |
                     --------------------------------------------------------------------
                     |                                 |                                |
           ----------------------         ---------------------------        ------------------------
           Laclede Investment LLC         Laclede Development Company        Laclede Pipeline Company
           ----------------------         ---------------------------        ------------------------
                     |                                 |
       ------------------------------        ---------------------
       Laclede Energy Resources, Inc.        Laclede Venture Corp.
       ------------------------------        ---------------------
                     |
      ---------------------------------
      Laclede Gas Family Services, Inc.
      ---------------------------------


                                             Organization Structure
                                            Effective October 1, 2001

                                             -----------------------
                                             The Laclede Group, Inc.
                                             -----------------------
                                                       |
         -------------------------------------------------------------------------------------------
         |                          |                                |                             |
-------------------       ----------------------        ---------------------------     ------------------------
Laclede Gas Company       Laclede Investment LLC        Laclede Development Company     Laclede Pipeline Company
-------------------       ----------------------        ---------------------------     ------------------------
                                    |                                |
                      ------------------------------       ---------------------
                      Laclede Energy Resources, Inc.       Laclede Venture Corp.
                      ------------------------------       ---------------------
                                    |
                     ---------------------------------
                     Laclede Gas Family Services, Inc.
                     ---------------------------------


         Since the October 1, 2001 restructuring, stock certificates previously representing shares of Laclede Gas common stock have represented the same number of shares of Laclede Group common stock. All serial preferred stock issued by Laclede Gas remains issued and outstanding as shares of Laclede Gas serial preferred stock. The dividend rate for the preferred stock has not changed and those dividends will continue to be paid by Laclede Gas. All outstanding indebtedness and other obligations of Laclede Gas prior to the restructuring remain outstanding as obligations of Laclede Gas.


3.    PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

         Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee's compensation during the last three years of employment. The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds. Pension credits in 2002, 2001 and 2000 amounted to $3.5 million, $5.2 million and $7.6 million, respectively, including amounts recorded in construction.

         The net periodic pension costs (credits) include the following components:

(Thousands)                                                            2002              2001               2000
--------------------------------------                             -----------        ----------         ----------
Service cost - benefits earned
   during the period                                                 $   9,441          $  9,575           $  9,281
Interest cost on projected
   benefit obligation                                                   14,653            15,331             14,714
Expected return on plan assets                                         (24,749)          (25,517)           (25,649)
Amortization of transition obligation                                     (602)             (662)              (716)
Amortization of prior service cost                                       1,127             1,174              1,024
Amortization of actuarial gain                                          (3,768)           (5,544)            (6,606)
Regulatory                                                                 435               435                332
                                                                   -----------        ----------         ----------
Net pension cost (credit)                                            $  (3,463)         $ (5,208)          $ (7,620)
                                                                   ===========        ==========         ==========

         Effective with the implementation of rates (from the 1999 rate case) on December 27, 1999, the Commission authorized amounts that were deferred pursuant to provisions in previous general rate cases, to be included in rates without return on investment and amortized over a fifteen-year period. Additionally, pursuant to MoPSC order, the return on plan assets is based on the market value of plan assets and the unrecognized net gain or loss balances subject to amortization are based upon the most recent five-year average of the unrecognized gain or loss balance. Net gains and losses subject to amortization are amortized over a five-year period, as ordered by the MoPSC. Other variances in net pension costs are primarily attributable to actuarial and investment experience.
         The following table sets forth the reconciliation of the beginning and ending balances of the pension benefit obligation recognized in the Consolidated Balance Sheets at September 30:

(Thousands)                                                                    2002               2001
--------------------------------------------                                ----------         ----------
Benefit obligation at beginning of year                                      $ 197,773          $ 200,463
Service cost                                                                     9,441              9,575
Interest cost                                                                   14,653             15,331
Plan amendments                                                                  4,897                162
Actuarial loss                                                                  24,401              1,684
Settlements                                                                          -            (20,652)
Gross benefits paid                                                            (23,075)            (8,790)
                                                                            ----------         ----------
Benefit obligation at end of year                                            $ 228,090          $ 197,773
                                                                            ==========         ==========

         The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Consolidated Balance Sheets at September 30:

(Thousands)                                                                              2002                   2001
------------------------------------------------                                    --------------         --------------
Fair value of plan assets at beginning of year                                            $299,437               $307,820
Actual return on plan assets                                                                (4,486)                 9,214
Employer contributions                                                                       1,354                 11,845
Settlements                                                                                      -                (20,652)
Gross benefits paid                                                                        (23,075)                (8,790)
                                                                                    --------------         --------------
Fair value of plan assets at end of year                                                  $273,230               $299,437
                                                                                    --------------         --------------

Funded status at end of year                                                              $ 45,140               $101,664
Unrecognized net actuarial (gain)/loss                                                      46,872                (10,532)
Unrecognized prior service cost                                                             18,655                 14,885
Unrecognized net transition asset                                                             (236)                  (838)
Fourth quarter contribution adjustment                                                         989                     56
                                                                                    --------------         --------------
Net amount recognized at end of year                                                      $111,420               $105,235
                                                                                    ==============         ==============

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid pension cost                                                                      $114,313               $110,475
Accrued benefit liability                                                                   (3,456)                (5,451)
Intangible asset                                                                                10                    211
Accumulated other comprehensive income                                                         553                      -
                                                                                    --------------          -------------
Net amount recognized at end of year                                                      $111,420               $105,235
                                                                                    ==============         ==============


         The pension benefit obligation and the fair value of plan assets are based on a June 30 measurement date. The projected benefit obligation was determined using a weighted average discount rate of 7.25% for 2002 and 7.75% for 2001, and a weighted average rate of future compensation increase of 4.00% for 2002 and 2001. The effect of the above changes in pension assumptions was to increase the projected benefit obligation by $16.9 million. The expected long-term rate of return on plan assets was 8.50% for both 2002 and 2001.
         The aggregate projected benefit obligation and fair value of plan assets for plans with benefit obligations in excess of plan assets were $5.2 million and $0, respectively, for fiscal 2002 and $54.2 million and $38.6 million, respectively, for fiscal 2001. The aggregate accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $5.0 million and $0 respectively, for fiscal 2002 and $4.2 million and $0, respectively, for fiscal 2001.
         Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be settled by lump-sum cash payments. Settlements in 2002, 2001 and 2000 resulted in pre-tax gains of approximately $0, $.6 million, and $2.2 million, respectively. In 2001 and 2000, all such lump sum payments were recognized as settlements. Pursuant to MoPSC order in the 2001 rate case, effective for fiscal 2002, lump sum payments are recognized as settlements only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump sum payments were recognized as settlements in fiscal 2002.
         The cost of the defined contribution plans of Laclede Gas, which cover substantially all employees, amounted to $2.9 million, $3.0 million, and $2.6 million, respectively, for the years 2002, 2001 and 2000.
         Laclede Gas also provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65.
         Missouri state law provides for the recovery in rates of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
(OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established the Voluntary Employees' Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts assets consist primarily of money market securities. The unrecognized transition obligation is being amortized over 20 years. Postretirement benefit costs in 2002, 2001 and 2000 amounted to approximately $6.5 million, $6.2 million, and $6.0 million, respectively, including amounts charged to construction.

         Net periodic postretirement benefit costs consisted of the following components:

(Thousands)                                                            2002               2001               2000
--------------------------------------                             -----------        -----------        -----------
Service cost - benefits earned
  during the period                                                     $2,205             $2,063             $1,973
Interest cost on accumulated
  postretirement benefit obligation                                      3,266              3,055              2,814
Expected return on plan assets                                            (853)              (704)              (574)
Amortization of transition
  obligation                                                             1,267              1,267              1,267
Amortization of prior service cost                                         365                365                365
Amortization of actuarial loss                                             227                 66                 64
Regulatory adjustment                                                       69                 69                 53
                                                                   -----------        -----------        -----------
Net postretirement benefit cost                                         $6,546             $6,181             $5,962
                                                                   ===========        ===========        ===========

         The following table sets forth the reconciliation of the beginning and ending balances of the postretirement benefit obligation at September 30:

(Thousands)                                                                    2002                 2001
-------------------------------------------                                ------------         ------------
Benefit obligation at beginning of year                                        $ 39,958             $ 37,123
Service cost                                                                      2,205                2,063
Interest cost                                                                     3,266                3,055
Plan amendments                                                                    (476)                   -
Actuarial loss                                                                    8,731                1,787
Gross benefits paid                                                              (3,657)              (4,070)
                                                                           ------------         ------------
Benefit obligation at end of year                                              $ 50,027             $ 39,958
                                                                           ============         ============

         The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Consolidated Balance Sheets at September 30:

(Thousands)                                                                         2002                 2001
------------------------------------------                                      ------------         ------------
Fair value of plan assets at beginning of year                                      $  9,715             $  7,866
Actual return on plan assets                                                             114                  310
Employer contributions                                                                 5,909                5,609
Gross benefits paid                                                                   (3,657)              (4,070)
                                                                                ------------         ------------
Fair value of plan assets at end of year                                            $ 12,081             $  9,715
                                                                                ------------         ------------

Funded status at end of year                                                        $(37,946)            $(30,243)
Unrecognized net actuarial loss                                                       11,073                1,829
Unrecognized prior service cost                                                        1,997                2,839
Unrecognized net transition obligation                                                13,912               15,179
                                                                                ------------         ------------
Net amount recognized at end of year
  as postretirement benefit cost                                                    $(10,964)            $(10,396)
                                                                                ============         ============

         The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for 2002 was 8.00% in 2002, and gradually decreases each successive year until it reaches 5.00% in 2005 and future years. Such rate for 2001 was 5.00% in 2001 and future years. A one-percentage-point increase or (decrease) in the assumed health care cost trend rate for each future year would have increased or (decreased) the aggregate of the service and interest cost components of the

2002 net periodic postretirement benefit cost by approximately $.3 million or $(.3) million and would have increased or (decreased) the postretirement benefit obligation by $1.6 million or $(1.5) million. The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 7.25% for 2002 and 7.75% for 2001, and a weighted average rate of future compensation increase of 4.00% for both 2002 and 2001. These changes in assumptions increased the postretirement benefit obligation by $3.1 million. The weighted average rate for the expected return on medical plan assets was 7.75% for both 2002 and 2001 and the weighted average rate for the expected return on life insurance plan assets was 8.50% for both 2002 and 2001.
         In the 1999 rate case settlement, the Commission authorized previously deferred costs to be included in rates without return on investment and amortized over a fifteen-year period, effective with the implementation of new rates on December 27, 1999. Deferrals ceased September 30, 1999 and all OPEB costs are being charged to expense.

4.    GAS SUPPLY INCENTIVE PLAN AND OFF-SYSTEM SALES

         The provisions of the Utility's Gas Supply Incentive Plan (GSIP) extended through September 30, 2001. In September 2001, the MoPSC ruled that the GSIP should be allowed to expire. The Utility requested clarification and rehearing. On February 19, 2002, the MoPSC denied Laclede Gas' application for rehearing. Laclede Gas filed a petition for judicial review of the MoPSC's decision with the Cole County Circuit Court, together with a motion requesting that the MoPSC's decision be stayed. The request for stay was denied on May 13, 2002. The petition for judicial review is still pending. However, pursuant to the 2001 rate case settlement approved by the MoPSC in November 2001, and consistent with the 2002 rate case settlement, the MoPSC authorized Laclede Gas to retain all income from releases of pipeline capacity effective December 1, 2001, which previously was shared with customers under the GSIP. Laclede Gas continues to retain all income resulting from sales outside of its traditional service area, as previously authorized by the MoPSC. However, Laclede Gas does not retain any of the savings it obtains relative to gas supply costs or any savings it obtains from pipeline discounts. Income related to releases of pipeline capacity and sales made outside its traditional service area are volatile in nature and subject to market conditions.
         As modified for fiscal 2001, total pre-tax income derived from all sharing provisions of GSIP, excluding income generated by sales outside of the Laclede Gas service area, could not exceed $9.0 million. Of that amount, pre-tax income derived from sharing gains and losses as measured against a benchmark level of gas costs could not exceed $5.3 million. Under the provisions of the Plan during fiscal 2001 and fiscal 2000, Laclede Gas and its customers shared as follows:
o releases of pipeline capacity, of which 70% to 90% of the revenues were allocated to its customers and the balance to its shareholders
o savings from discounts off of maximum pipeline transportation rates, of which the excess over a predetermined baseline of $13 million was allocated 70% to its customers and the balance to its shareholders
o gains and losses as measured against a benchmark level of gas cost, of which 50% to 90% (depending on the change from a predetermined cost) was allocated to its customers and the balance to its shareholders, and
o increases or decreases in costs related to changes in the mix of pipeline services, of which 70% was allocated to its customers and the balance to its shareholders.
         GSIP and off-system sales revenues are included in the gas distribution operating revenues line in the accompanying financial statements. Expenses related to the GSIP and off-system sales are included in the natural and propane gas expense line in the accompanying financial statements. Pre-tax income of the Plan, capacity release and off-system sales activities are set forth below.

(Thousands)                                                              2002                2001               2000
------------------------------------                                 -----------         -----------        -----------
GSIP (including Capacity Release)                                         $    -             $ 9,000             $7,166
Capacity Release (post-GSIP)                                               1,402                   -                  -
Off-System Sales                                                           3,718               1,035              2,477
                                                                     -----------         -----------        -----------
Total Pre-Tax Income                                                      $5,120             $10,035             $9,643
                                                                     ===========         ===========        ===========

5.    COMMON STOCK AND PAID-IN CAPITAL
         Laclede Gas issued no shares of its common stock during fiscal 2002 or fiscal 2001.
         Paid-in capital decreased $22.2 million in 2002 primarily due to the cancellation of 1,865,638 shares of treasury stock totaling $22.2 million by Laclede Gas. Paid-in capital increased slightly in 2001 due to gains recorded on reacquired preferred stock.
         Total shares of common stock outstanding were 100 and 18.88 million at September 30, 2002 and 2001, respectively.
         On March 14, 1996, Laclede Gas declared a dividend of one common share purchase right for each outstanding share of common stock as of May 1, 1996. Each common share purchase right gave the

Rightholder the right to purchase one common share for a purchase price of $60, subject to adjustment. The rights expired on May 1, 2006, and could be redeemed by Laclede for one cent each at any time before they became exercisable. The rights were not exercisable or transferable apart from the common stock, until ten days after (i) a person or group acquired or obtained the right to acquire 20% or more of the common stock, or (ii) commenced or announced its intention to commence a tender or exchange offer for 20% or more of the common stock. Following the former event, a right would entitle its holder to purchase, at the purchase price, the number of shares equal to the purchase price divided by one-half of the market price. Alternatively, Laclede Gas could exchange each right for one share of Laclede Gas common stock. A total of 18.88 million rights were outstanding at September 30, 2001. Concurrent with implementation of the holding company structure, ownership of these rights transferred to Laclede Group.

6.    REDEEMABLE PREFERRED STOCK

         The preferred stock, which is non-voting except in certain circumstances, may be redeemed at the option of the Laclede Gas Board of Directors. The redemption price is equal to par of $25.00 a share.
         During 2002, 16,006 shares of 5% Series B preferred stock were reacquired; in 2001, 5,257 shares of 5% Series B preferred stock and 601 shares of 4.56% Series C preferred stock were reacquired.
         Any default in a sinking fund payment must be cured before Laclede Gas may pay dividends on or acquire any common stock. Sinking fund requirements on preferred stock for the next five years subsequent to September 30, 2002 are $0 in 2003 and 2004 and $.2 million in 2005, 2006 and 2007.

7.    LONG-TERM DEBT

         Maturities on long-term debt, including current portion, for the five fiscal years subsequent to September 30, 2002 are as follows:

               2003          $25 million
               2004          -
               2005          $25 million
               2006          $40 million
               2007          -

         On June 26, 2001, Laclede Gas issued $50 million of first mortgage bonds with an interest rate of 6 5/8%, at an overall cost of 6.968%. The bonds were dated June 15, 2001 and mature June 15, 2016. The proceeds were used to repay short-term debt. The bonds were rated AAA by Standard & Poor's and Fitch Ratings and Aaa by Moody's in consideration of insurance issued by Ambac Assurance covering the timely payment of the principal of, and interest on, the bonds. These ratings apply only to these insured bonds, and not to the other outstanding uninsured bonds of Laclede Gas. These bonds were issued under the Laclede Gas shelf registration Statement on Form S-3 and MoPSC authorization obtained in fiscal 2000, of which $270 million remained registered and unissued as of September 30, 2002.
         Substantially all of the utility plant of Laclede Gas is subject to the liens of its mortgage. Its mortgage contains provisions that restrict retained earnings from declaration or payment of cash dividends. As of September 30, 2002 and 2001, all of the consolidated retained earnings of Laclede Gas were free from such restrictions.

8.   NOTES PAYABLE AND CREDIT AGREEMENTS

         In September 2002, Laclede Gas renewed and increased its syndicated line of credit to $215 million for a period of 364 days. Laclede Gas also has supplemental 364-day lines totaling $15 million through January 2003. No seasonal lines were used during the fiscal year 2002.
         Laclede Gas has an arrangement for the issuance of commercial paper which is supported by the bank lines of credit. During fiscal year 2002, short-term borrowing requirements, which peaked at $139.7 million, were met by the sale of commercial paper. Laclede Gas had $118.9 million in commercial paper outstanding as of September 30, 2002, at a weighted average interest rate of 1.9%, and $117.1 million outstanding as of September 30, 2001, at a weighted average interest rate of 3.2%.

9.    FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts and estimated fair values of financial instruments at September 30, 2002 and 2001 are as follows:

                                                                                    Carrying                  Fair
(Thousands)                                                                          Amount                   Value
----------------------------------------------                                   --------------          --------------
2002:
  CASH AND CASH EQUIVALENTS                                                            $  1,317                $  1,317
  SHORT-TERM DEBT                                                                       118,870                 118,870
  LONG-TERM DEBT, INCLUDING CURRENT PORTION                                             284,545                 315,178
  REDEEMABLE PREFERRED STOCK                                                              1,266                   1,266

2001:
  Cash and cash equivalents                                                            $  3,223                $  3,223
  Short-term debt                                                                       117,050                 117,050
  Long-term debt                                                                        284,459                 301,761
  Redeemable preferred stock, including current portion                                   1,667                   1,296

         The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these investments. Fair value of long-term debt and preferred stock is estimated based on market prices for similar issues.

10.    INCOME TAXES

         Net provisions for income taxes were charged during the years ended September 30, 2002, 2001 and 2000 as shown on the Schedule of Income Taxes.
         The effective income tax rate varied from the federal statutory income tax rate for each year due to the following:

                                                                       2002               2001                2000
--------------------------------------                              -----------        -----------         -----------
Federal income tax statutory rate                                          35.0%              35.0%               35.0%
State and local income taxes,
   net of federal income tax benefits                                       3.6                3.3                 3.6
Certain expenses capitalized on books
   and deducted on tax return                                              (4.9)              (2.5)               (2.5)
Taxes related to prior years                                                1.4                 .3                  .2
Other items - net                                                           (.6)              (3.3)               (1.1)
                                                                    -----------        -----------         -----------
Effective income tax rate                                                  34.5%              32.8%               35.2%
                                                                    ===========        ===========         ===========

         The significant items comprising the net deferred tax liability recognized in the Consolidated Balance Sheets as of September 30 are as follows:

(Thousands)                                                               2002                2001
--------------------------------------                                 -----------         -----------
Deferred tax assets:
   Reserves not currently deductible                                      $ 14,826            $ 16,278
   Deferred gas cost                                                         9,037               5,639
   Unamortized investment tax credits                                        3,544               3,745
   Other                                                                     3,541               1,885
                                                                       -----------         -----------
     Total deferred tax assets                                              30,948              27,547
                                                                       -----------         -----------

Deferred tax liabilities:
   Relating to utility property                                            123,773             111,057
   Pension                                                                  44,380              41,942
   Other                                                                     7,413               8,507
                                                                       -----------         -----------
     Total deferred tax liabilities                                        175,566             161,506
                                                                       -----------         -----------

Net deferred tax liability                                                 144,619             133,959
Net deferred tax asset - current                                            12,305               8,556
                                                                       -----------         -----------
Net deferred tax liability - non-current                                  $156,924            $142,515
                                                                       ===========         ===========

11.    OTHER INCOME AND INCOME DEDUCTIONS - NET

(Thousands)                                                            2002             2001              2000
--------------------------------------                              ----------       ----------        ----------
Allowance for Funds
     Used During Construction                                            $(149)         $   749            $  397
Other Income                                                               850            2,298             1,209
Other Income Deductions                                                   (151)          (1,630)             (871)
                                                                    ----------       ----------        ----------
Other Income and
     Income Deductions - Net                                             $ 550          $ 1,417            $  735
                                                                    ==========       ==========        ==========

12. INFORMATION BY OPERATING SEGMENT

         The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. Laclede Gas is a public utility engaged in the retail distribution of natural gas serving an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. The Non-Regulated Other segment includes merchandise sales activities, and in fiscal 2001 and 2000 (prior to restructuring) included the transportation of liquid propane, gas marketing, the sale of insurance related products, real estate development, the compression of natural gas, and financial investments in other enterprises. Accounting policies are as described in Note 1. There are no material intersegment revenues.

  (Thousands)                            Regulated
                                            Gas              Non-Regulated
                                        Distribution             Other            Eliminations      Consolidated
                                       --------------      -----------------      -------------     -------------
FISCAL 2002
OPERATING REVENUES                       $ 592,097               $  2,521           $      -        $  594,618
DEPRECIATION & AMORTIZATION                 24,215                      -                  -            24,215
INTEREST CHARGES                            25,105                      -                  -            25,105
INCOME TAX EXPENSE                          10,740                    (20)                 -            10,720
NET INCOME                                  20,360                    (31)                 -            20,329
TOTAL ASSETS                               984,374                  1,447                  -           985,821
CONSTRUCTION EXPENDITURES                   48,765                      -                  -            48,765

Fiscal 2001
Operating revenues                       $ 923,242               $ 78,867           $      -        $1,002,109
Depreciation & amortization                 26,193                      -                  -            26,193
Interest charges                            28,792                      -               (353)           28,439
Income tax expense                          14,170                    661                  -            14,831
Net income                                  29,541                    931                  -            30,472
Total assets                               963,676                 29,800            (17,566)          975,910
Construction expenditures                   46,952                      -                  -            46,952

Fiscal 2000
Operating revenues                       $ 529,250               $ 36,878           $      -        $  566,128
Depreciation & amortization                 24,672                      -                  -            24,672
Interest charges                            24,326                      -               (318)           24,008
Income tax expense                          13,755                    350                  -            14,105
Net income                                  25,501                    464                  -            25,965
Total assets                               919,721                 26,901            (14,882)          931,740
Construction expenditures                   51,635                      -                  -            51,635

13.    COMMITMENTS AND CONTINGENCIES

         Laclede Gas estimates fiscal year 2003 utility construction expenditures at approximately $53 million. The lease agreement covering the general office space of Laclede Gas extends through February 2005 with options to renew for up to 15 additional years. The aggregate rental expense for fiscal years 2002, 2001 and 2000 was $838,000, $830,000 and $821,000,
respectively. The annual minimum rental payment for fiscal year 2003 is anticipated to be approximately $847,000 with a maximum annual rental payment escalation of $8,800 per year for each year through fiscal 2005. Laclede Gas has other relatively minor rental arrangements that provide for minimum rental payments. At the end of fiscal 2002, Laclede Gas entered into various operating lease agreements for the rental of vehicles and power operated equipment. The rental costs will be $456,000 in fiscal 2003 through 2005, $262,000 in fiscal 2006, and $52,000 in fiscal 2007. Laclede Gas has entered into various contracts, which in the aggregate require it to pay approximately $75 million on an annual basis, at present rate levels, for the reservation of gas supplies and pipeline transmission and storage capacity. These costs are recovered from customers in accordance with the PGA Clause. The contracts have various expiration dates ranging from 2003 to 2011.
         Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. As these laws, regulations, and their interpretation evolve, however, additional costs may be incurred.

         With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain actions and those actions are nearing completion. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.3 million. As of September 30, 2002, Laclede Gas has paid or reserved for these actions. If regulators require additional actions, Laclede Gas will incur additional costs.
         Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in and is presently owned by the City of St. Louis, Missouri. The City of St. Louis has separately authorized a developer to prepare both a Remedial Action Plan
(RAP), for submission to the VCP, and a site development plan. Laclede Gas is presently meeting with the developer to determine what role, if any, it might play in these efforts. Laclede Gas continues to evaluate other options as well, including, but not limited to, the submission of its own RAP to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $629,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.
         Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is included in Laclede Gas' rates.
         Laclede Gas has been advised that a third former manufactured gas plant site previously operated but no longer owned by Laclede Gas may contain gas plant waste that may require remediation. Laclede Gas is working to determine the nature and extent of such waste, if any, and its responsibility, if any, for any remediation costs.
         While the scope of costs relative to the Shrewsbury site will not be significant, the scope of costs relative to the other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, since the scope of costs are unknown and they may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.
         On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow the approximately $4.9 million of pre-tax income achieved under the PSP. Laclede Gas believes that Staff's position lacks merit and continues to vigorously oppose the adjustment in a proceeding before the MoPSC, the hearing for which is currently scheduled to occur in February 2003. Regulatory proceeding results are uncertain, and to the extent that a final Commission decision sustains Staff's recommended disallowance, the proceeding's outcome could have a material effect on the future financial position and results of operations of Laclede Gas. Missouri statutes provide an opportunity for court review of Commission decisions.
         In late August 2001, Laclede Gas was named a defendant in a lawsuit in the Circuit Court of the City of St. Louis, Missouri, Ronald J. Johnson vs. Laclede Gas Company, alleging that a class of persons residing in homes provided natural gas by Laclede Gas through direct buried copper service lines have, among other things, suffered diminution in property values and annoyance and discomfort due to residing in homes served by such allegedly corroded lines. The suit sought actual and punitive damages and an injunction requiring the repair and/or replacement of all such lines, which were alleged to number approximately 78,000. By letter dated September 21, 2001, its liability insurer advised Laclede Gas that the claims in the lawsuit, as pled, failed to qualify for any coverage under its excess general liability policy. Laclede Gas disagrees and continues to assert its right to coverage under the policy. The gas distribution business of Laclede Gas is regulated by the MoPSC, including as to safe and adequate service and rate matters. Under a current program, the Commission has provided for the monitoring and replacement of such lines. The costs of replacement, including carrying costs, have been included in rates established by the Commission. The MoPSC filed a Motion to Intervene and a Motion to Strike Plaintiff's Prayer for Injunctive Relief and to Stay Matters Within the Primary Jurisdiction of the MoPSC. The court subsequently granted the MoPSC's request for intervention. Laclede Gas filed a Motion to Dismiss which urged, among other things, the exclusive jurisdiction of the MoPSC as to gas safety matters generally and the direct buried copper service replacement program in particular. Laclede Gas filed a motion to dismiss the lawsuit that was granted by the Court on February 22, 2002. The plaintiff did not file an amended petition within the time granted by the Court but filed an appeal on April 3, 2002. On May 13, 2002, the plaintiff dismissed the appeal.
         Laclede Gas is involved in litigation, claims, and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes the final outcome will not have a material adverse effect on the consolidated financial position and results of operations reflected in the financial statements presented herein.

14.   INTERIM FINANCIAL INFORMATION (UNAUDITED)

         In the opinion of Laclede Gas, the quarterly information presented in the Schedule of Interim Financial Information for fiscal years 2002 and 2001 includes all adjustments, consisting of normal recurring accruals necessary for a fair statement of the results of operations for such periods. Variations in consolidated operations reported on a quarterly basis primarily reflect the seasonal nature of the business of Laclede Gas.